UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                   INFORMATION FILED PURSUANT TO SECTION 14(f)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


                                      Date
                                  MAY 11, 2004



                              CREATIVE VISTAS, INC.
             (Exact name of registrant as specified in its charter)


                                     ARIZONA
                 (State or other jurisdiction of incorporation)


     000-30585                                                    86-0464104
(Commission File No.)                                          (IRS Employer ID)


                       4909 East McDowell Road, Suite 100
                           PHOENIX, ARIZONA 85008-4293
              (Address of principal executive offices and zip code)


                                 (602) 225-0504
              (Registrant's telephone number, including area code)

     This Information Statement is being mailed on or about May 10, 2004 to you and other holders of record of the common stock of Creative Vistas, Inc. (the "Company") as of the close of business on May 7, 2004. Section 14(f) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and Rule 14f-1 thereunder, require the mailing to the Company's shareholders of this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders. This Information Statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Notice. You are urged to read this Notice carefully. You are not, however, required to take any action.

     In connection with the consummation of the acquisition (as described in greater detail in the section below entitled "Change in Control"), the Company has agreed to acquire 100% of the issued and outstanding shares of common stock (the "Acquisition") of Entec Software, Inc., a Delaware corporation ("Entec"), with Entec then becoming a wholly-owned subsidiary of the Company. As of the closing of the Acquisition, which is scheduled to take place on May 21, 2004, the Company's three present officers and directors, Rudy R. Miller, Ronald E. Warnicke and Mary A. Nance, are to resign. They are to be replaced by Entec's designees, who are as follows: Michael Nguyen, Chairman and President; Debbie Brewer, Director, Vice President and Secretary; and Mike Tran, Director and Chief Technology Officer (the "New Board"). The appointments of the New Board are being made in connection with the Acquisition.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     The Company's authorized capital stock consists of 50,000,000 shares of preferred stock, no par value, no shares of which are issued and outstanding; and 100,000,000 shares of common stock, no par value, of which 10,000,00 shares are issued and outstanding as of the date of this Information Statement. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders. The Company does not have any other classes or series of capital stock authorized or issued.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

     CURRENT SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT. The following table sets forth as of May 7, 2004, certain information known to us with respect to the beneficial ownership of the Company's common stock by (i) each director, nominee and executive officer of the Company, (ii) each person who is known by us to own of record or beneficially more than 5% of the currently outstanding 10,000,000 shares of Common Stock, and (iii) all of the Company's directors, director nominees and its executive officers as a group. Unless otherwise indicated, each of the persons listed on the following table can be reached at the Company's principal executive offices located at 4909 East McDowell Road, Suite 100, Phoenix, Arizona 85008.

  NAME OF BENEFICIAL OWNER          AMOUNT OF SHARES OWNED      PERCENT OF CLASS
  ------------------------          ----------------------      ----------------
Ronald E. Warnicke, Director,
Vice President, Secretary                4,724,778 (1)               47.25%

Rudy R. Miller, President and
Director                                 5,162,613 (2)               51.63%

Tudor Investments Ltd. Profit
Sharing Plan                             4,724,778                   47.25%

Miller Capital Corporation               5,162,613                   51.63%

Mary A. Nance, Treasurer                    25,000                    0.25%

Officers and Directors as a Group        9,912,391                   99.12%

----------
(1) Represents shares held by Tudor Investments Ltd. Profit Sharing Plan, all of which are beneficially owned by Mr. Warnicke.
(2) Represents shares held by Miller Capital Corporation, all of which are beneficially owned by Mr. Miller.

     POST-ACQUISITION SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT. As a result of the Acquisition, and assuming the issuance of 75,000,000 shares of the Company's common stock to Entec's shareholders to acquire Entec, plus 2,000,000 additional shares to other persons for their services rendered in connection therewith, the following table sets forth what will be the beneficial ownership of the Company's common stock by each person known by the Company who will be the beneficial owner of more than 5% of the 87,000,000 shares of the Company's common stock that will then be issued and outstanding, as well as the securities owned beneficially by each of the proposed members of the New Board, and by all members of the New Board as a group. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The percentage ownership is calculated based on 87,000,000 shares of the Company's Common Stock that are to be issued and outstanding as of the completion of the Acquisition, scheduled to take place on May 21,2004. All information is based upon information furnished to the Company by the persons listed.

  POST-ACQUISITION
  BENEFICIAL OWNER                    NO. OF SHARES TO BE OWNED         PERCENT
  ----------------                    -------------------------         -------
Michael Nguyen, President and
Chairman of New Board                        75,000,000 (1)              86.21%

Nettel Holdings, Inc.                        45,000,000                  51.72%

Debbie Brewer, New Board Director,
Vice-President, Secretary                           -0-                     --

Mike Tran, New Board Director, Chief
Technical Officer, Director                         -0-                     --

Officers and Directors as a Group            75,000,000                  86.21%

----------
(1) Represents shares to be issued to Michael Nguyen and to Nettel Holdings, Inc., all of which will be beneficially owned by Mr. Nguyen.

     CHANGE IN CONTROL. On May 5, 2004, the Company and ENTEC signed a stock exchange agreement (the "Agreement"), pursuant to which the Company agreed to issue 75,000,000 shares to Entec's shareholders to acquire 100% of Entec's outstanding shares. Upon completion of the Acquisition, Entec will become a wholly-owned subsidiary of the Company. As part of the Agreement, the Company's current officers and directors are to resign and be replaced by Entec's designees, who are named in the preceding section of this Information Statement. An additional 2,000,000 shares are to be issued to persons for services rendered in the Acquisition: 1,000,000 of those shares are to be issued to Miller Capital Corporation, whose principal is Rudy R. Miller, the Company's current president and largest shareholder, who is to resign as part of the Acquisition. Upon completion of the Acquisition, Entec's shareholders will own 75,000,000 of the 87,000,000 shares of the Company's common stock, which equals 86.21% of the common shares that will then be issued and outstanding; and Entec's current officers and directors will become the officers and directors of the Company, resulting in a change of control of the Company. Both the Company and Entec are unaware of any arrangements, including any pledge by any person of the Company's securities, the operation of which may at a subsequent date result in a further change in control of the Company.

                        DIRECTORS AND EXECUTIVE OFFICERS

     There are no material proceedings to which any current or proposed director, officer or affiliate of the Company, any current or proposed owner of record or beneficially of more than five percent of the common stock of the Company, or any associate of any such current or proposed director, officer, affiliate of the Company, or security holder is a party adverse to the Company or Entec or has a material interest adverse to the Company or Entec.

     The following sets forth the names, ages and the business experience of the current directors and Entec's designees for directors and executive officers of the Company, their principal positions with the Company or Entec, and the date such persons became a director or executive officer of the Company or Entec. The Company's directors serve one-year terms or until their successors are elected. There are no family relationships among any of the current directors or executive officers or among Entec's designees.

RUDY R. MILLER, age 57, is President and a Director of the Company and also serves as Chairman, President and Chief Executive Officer of Miller Capital Corporation, a part of The Miller Group, which is involved in private corporate finance, mergers and acquisitions, and management and investor relations consulting. He is a member of the Institute of Management Consultants headquartered in Washington, D.C. Mr. Miller has extensive public company board experience having served as a board member and committee chairman for a dozen public companies, including such national corporations as America West Airlines, Inc. and Jacor Communications, Inc. He served as an arbitrator for the National Association of Securities Dealers for over twenty years. Mr. Miller received his Bachelors and Masters of Business Administration degrees from Pacific Western University.

RONALD E. WARNICKE, age 64, is Vice President, Secretary and a Director of the Company, and since 1989 has been a founding partner in the law firm of Warnicke & Littler. He also serves as Chairman of Fitness West, Inc. Mr. Warnicke has served as an attorney for debtors, official creditors committees, and major creditors in a variety of successful public company reorganizations, including Texscan and Circle K. In 1989, Mr. Warnicke was appointed by Judge Bilby of the United States Federal Court as the Examiner in the American Continental bankruptcy proceedings involving Charles Keating. Mr. Warnicke co-founded the parent company of Yugo America, where he negotiated multiple agreements for the sale of the Pininfarina, Bertone, and Yugo automobiles in the United States. In 1978, he was called upon by Arizona Governor Bruce Babbitt to lead Governor Babbitt's staff through an ultimately successful re-election campaign and is a former Vice Chairman of Miller Capital Corporation. Mr. Warnicke has served as President of the Young Lawyers Section of the Arizona State Bar Association and as one of the four Directors of the American Bar Association's largest Section. Mr. Warnicke was listed in the 1986 edition of Best Lawyers in America and has long held Martindale Hubbell's highest attorney rating. He is a member of the Arizona State Bar. Mr. Warnicke received his Juris Doctor from Harvard Law School.

MARY A. NANCE, age 61, is Treasurer of the Company, and Executive Vice President and Chief Administrative Officer of Miller Capital Corporation, a part of The Miller Group, entities that provide diversified financial consulting services nationwide. She has been associated with The Miller Group since 1977 and has served as an officer beginning in 1981. Ms. Nance previously served as Executive Vice President of Administration and Corporate Communications for StatesWest Airlines, a publicly held, regional airline which operated as a USAir Express carrier and was Vice President of Administration of Miller Technology & Communications Corporation. Mrs. Nance currently serves on the Board of Directors of the Scottsdale Camelback Resort as a Vice President and Treasurer and serves on the Board of Grounding Point Dance Company, a non-profit professional dance company. She attended Arizona State University.

MICHAEL NGUYEN, age 32, has been Entec's Chairman since its inception on February 2003, and is actively involved in Entec's business development and strategic direction. He has been President of Nettel Global Communications, Inc. since March 1999, and President and Chief Executive Officer of Nettel Holdings, Inc. since May, 2003. In 1996 he founded Virtualhosts Internet Services, an Internet service provider, and served as President from 1996 to 1999. Mr. Nguyen has a BS in Business Administration from Portland State University.

DEBBIE BREWER, age 49, has been Secretary of Entec since November, 2003, and Secretary of Nettel Global Communications, Inc. since June 1999. From 1997 to 1999 she managed a family-owned business. Ms. Brewer has an Economics degree from Portland State University.

MIKE TRAN, age 51, has been Chief Technology Officer of Entec since September 2003. In 1995 he was the founder of T&T Computers and has served as President since inception. Mr. Tran has a BS in Information Systems from Portland State University.

     The Company is described as a shell corporation and had no operations prior to entering into the Agreement with Entec. The Company currently has no standing audit, nominating or compensation committees of the Board of Directors of the Company (the "Board") or committees performing similar functions. These functions are currently performed by the Board as a whole, including with respect to the selection of nominees to be considered for election as directors. The Company has no charter for a nominating committee or committee performing similar functions and the Company has not adopted any policy regarding the consideration of director candidates recommended by shareholders. As the Company has no audit committee, the Company does not have an audit committee financial expert as of the date of this Information Statement. The Board members are not deemed independent as defined by NASDAQ rules. The Company intends to establish appropriate Board committees, including an audit committee, at some time following the completion of the Acquisition and the appointment of the new directors as described in this Information Statement.

     The Board held a total of two meetings during its last full fiscal year. The directors attended every meeting held by the Board. The Board also conducted business and approved corporate action during the fiscal year 2003 by the unanimous written consent of all its members in lieu of formal Board meetings. Holders of the Company's securities may send communications to the Board by telephone, or to the Company's Secretary at its principal office, which communications will be forwarded by the Secretary to the Board. The Company has not established a policy with respect to Board members' attendance at the annual meetings of shareholders. Both directors attended last year's annual meeting of shareholders.

                    INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     Neither Entec nor the Company is aware of any pending legal proceeding contemplated by a governmental authority concerning its business or properties. As of the date of this Information Statement, neither Entec nor the Company is a party to any legal proceeding, either as plaintiff or defendant.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     TRANSACTIONS WITH MANAGEMENT AND OTHERS. Other than as described in this Information Statement, there are no transactions, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000 and in which any current director or executive officer of the Company, designee for director of the Company, security holder known to the Company to own of record or beneficially more than five percent of any class of the Company's securities, or any immediate family member of any of the foregoing persons had, or will have, a direct or indirect material interest.

     CERTAIN BUSINESS RELATIONSHIPS. None of the current directors or Entec's designees for director has been an executive officer of, or owns or has owned, of record or beneficially in excess of 10% equity interest in, any business or professional entity (i) that has made or proposes to make, payments to the Company or Entec for property or services in excess of 5% of the Company's, Entec's or such business' or professional entity's consolidated gross revenues for its last full fiscal year; (ii) to which the Company or Entec has made or proposes to make, payments for property or services in excess of 5% of the Company's, Entec's or such business' or professional entity's consolidated gross revenues for its last fiscal year; or (iii) to which the Company or Entec was indebted in an aggregate amount in excess of 5% of the Company's or Entec's total consolidated assets at the end of its fiscal year, nor have they been members of or counsel to a law firm or investment banking firm which the Company or Entec has had during the last fiscal year, or proposes to have during the current fiscal year, a relationship with.

     INDEBTEDNESS OF MANAGEMENT. No current director or executive officer of the Company, or Entec designee for director or officer of the Company, immediate family member of any of the foregoing, corporation or organization of which any of the foregoing is an executive officer or partner, or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities, or trust or other estate in which any of the foregoing has a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity, has been indebted to the Company or Entec at any time since the beginning of the Company's or Entec's last fiscal year in an amount in excess of $60,000.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers, directors, and persons who own more than 10% of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater-than-ten percent shareholders are required by SEC regulations to furnish the Company with all Section 16(a) forms they file. Based solely on its review of the copies of the forms received by it during the most recent fiscal year and written representations from certain reporting persons that they have complied with the relevant filing requirements, the Company believes that, during the most recent fiscal year, all of the Company's executive officers, directors and greater-than-ten percent shareholders complied with all Section 16(a) filing requirements.

                             EXECUTIVE COMPENSATION

     COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS. The Company's officers and directors do not receive compensation for their respective services rendered to the Company, nor has any officer or director received such compensation in the past. The Company's officers and directors will not receive compensation until authorized by the Board. Such authorization is not expected to occur until the Company has generated revenues from operations after the consummation of the transactions contemplated by the Agreement. As of the date of this Information Statement, the Company has no funds available to pay its officers and directors. Further, none of the officers and directors is accruing any compensation pursuant to any agreement with the Company. The Company has not adopted any retirement, incentive, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of its directors, officers or employees.

     Pursuant to the Agreement, the Company intends to compensate Miller Capital Corporation and Olympic Capital Corporation for services rendered in connection therewith. Such compensation will be in the form of 1,000,000 shares of restricted common stock of the Company issued to each of such parties.

     EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS. At present, there are no employment contracts between the Company and any named executive officers. There are no compensatory plans or arrangements with respect to a current, named executive officer that would result in payments or installments in excess of $100,000 upon the resignation, retirement or other termination of such executive officer's employment with the Company or from a change-in-control.

                             ADDITIONAL INFORMATION

     Additional information concerning the Company, including its annual and quarterly reports on Forms 10-KSB and 10-QSB, and current reports on Form 8-K, which have been filed with the Securities and Exchange Commission may be accessed through the EDGAR archives at www.sec.gov.

                                 CREATIVE VISTAS, INC.
                                 On behalf of the Board of Directors


                                 /s/ Ronald E. Warnicke
                                 ----------------------------------
                                 Ronald E. Warnicke, Secretary


May 11, 2004

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